SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: Ryanair Holdings plc LEI: 635400BR2ROC1FVEBQ56

2. Reason for the notification (please tick the appropriate box or boxes):
[ ] An acquisition or disposal of voting rights
[X] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)iii:

3. Details of person subject to the notification obligationiv :
Name: The Goldman Sachs Group, Inc.		City and country of registered office (if applicable): Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v:
5. Date on which the threshold was crossed or reachedvi: 26/02/2025
6. Date on which issuer notified: 28/02/2025
7. Threshold(s) that is/are crossed or reached: Below 3%
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments(total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.11%	2.95%	3.06%	1,074,515,212
Position of previous notification (if applicable)	0.06%	3.02%	3.08%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii:
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct		Indirect	Direct	Indirect
IE00BYTBXV33			565,729	0.05%
US7835132033			669,768	0.06%

SUBTOTAL A			1,235,497	0.11%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expirationdate		Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open			3,652,620	0.34%
Call Option	20/06/2025			1,000,000	0.09%
Swap	24/03/2025			2,629,544	0.24%
Call Option	20/06/2025			500,000	0.05%
Swap	12/03/2025			895,437	0.08%
			SUBTOTAL B.1	8,677,601	0.81%

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of theRegulations
Type of financial instrument	Expirationdate	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Future	21/03/2025		Cash	13,024,958	1.21%
Swap	12/09/2034		Cash	1,499,832	0.14%
Swap	05/07/2029		Cash	1,282,086	0.12%
Swap	17/08/2026		Cash	1,143,717	0.11%
Swap	26/07/2034		Cash	783,946	0.07%
Swap	26/07/2034		Cash	661,320	0.06%
Swap	29/01/2026		Cash	599,928	0.06%
Swap	03/01/2035		Cash	589,899	0.05%
Swap	12/01/2026		Cash	499,940	0.05%
Swap	14/02/2035		Cash	448,785	0.04%
Swap	30/04/2025		Cash	384,453	0.04%
Swap	31/01/2035		Cash	361,553	0.03%
Swap	12/05/2025		Cash	347,570	0.03%
Swap	16/01/2034		Cash	190,657	0.02%
Swap	27/07/2026		Cash	175,909	0.02%
Swap	27/07/2026		Cash	175,859	0.02%
Swap	10/12/2029		Cash	82,575	0.01%
Swap	17/08/2026		Cash	75,548	0.01%
Swap	17/08/2026		Cash	73,725	0.01%
Swap	28/02/2028		Cash	60,693	0.01%
Swap	17/08/2026		Cash	50,866	0.005%
Swap	26/02/2035		Cash	50,515	0.005%
Swap	17/08/2026		Cash	50,130	0.005%
Swap	17/08/2026		Cash	28,885	0.003%
Swap	17/08/2026		Cash	26,918	0.003%
Swap	15/12/2034		Cash	25,683	0.002%
Swap	12/12/2034		Cash	25,262	0.002%
Swap	05/02/2035		Cash	18,308	0.002%
Swap	17/08/2026		Cash	17,013	0.002%
Swap	12/12/2034		Cash	16,168	0.002%
Swap	19/05/2025		Cash	12,622	0.001%
Swap	17/08/2026		Cash	11,472	0.001%
Swap	26/03/2026		Cash	11,389	0.001%
Swap	17/08/2026		Cash	10,970	0.001%
Swap	17/08/2026		Cash	10,506	0.001%
Swap	26/01/2026		Cash	9,139	0.001%
Swap	05/02/2035		Cash	8,194	0.001%
Swap	17/08/2026		Cash	8,145	0.001%
Swap	16/01/2035		Cash	8,024	0.001%
Swap	04/02/2028		Cash	7,536	0.001%
Swap	18/12/2034		Cash	6,924	0.001%
Swap	29/01/2035		Cash	6,764	0.001%
Swap	17/08/2026		Cash	6,252	0.001%
Swap	22/01/2035		Cash	6,149	0.001%
Swap	18/12/2034		Cash	5,279	0.0005%
Swap	05/02/2035		Cash	5,174	0.0005%
Swap	16/01/2035		Cash	5,074	0.0005%
Swap	30/01/2035		Cash	4,919	0.0005%
Swap	17/09/2027		Cash	4,707	0.0004%
Swap	29/01/2035		Cash	4,469	0.0004%
Swap	17/08/2026		Cash	4,412	0.0004%
Swap	18/12/2034		Cash	4,384	0.0004%
Swap	05/02/2035		Cash	4,279	0.0004%
Swap	29/01/2035		Cash	4,279	0.0004%
Swap	22/01/2035		Cash	3,885	0.0004%
Swap	18/12/2034		Cash	3,350	0.0003%
Swap	26/03/2026		Cash	3,141	0.0003%
Swap	30/01/2035		Cash	3,110	0.0003%
Swap	17/08/2026		Cash	2,947	0.0003%
Swap	29/01/2035		Cash	2,825	0.0003%
Swap	05/02/2035		Cash	2,700	0.0003%
Swap	29/01/2035		Cash	2,390	0.0002%
Swap	29/01/2035		Cash	2,320	0.0002%
Swap	29/01/2035		Cash	1,600	0.0001%
Swap	25/02/2030		Cash	1,585	0.0001%
Swap	29/01/2035		Cash	1,510	0.0001%
Swap	29/01/2035		Cash	1,465	0.0001%
Swap	21/02/2035		Cash	1,160	0.0001%
Swap	29/01/2035		Cash	1,005	0.0001%
Swap	17/08/2026		Cash	964	0.0001%
Swap	21/02/2035		Cash	875	0.0001%
Swap	05/02/2035		Cash	800	0.0001%
Swap	21/02/2035		Cash	735	0.0001%
Swap	08/01/2035		Cash	705	0.0001%
Swap	29/01/2035		Cash	670	0.0001%
Swap	29/01/2035		Cash	600	0.0001%
Swap	21/02/2035		Cash	555	0.0001%
Swap	05/02/2035		Cash	505	0.00005%
Swap	08/01/2035		Cash	465	0.00004%
Swap	29/01/2035		Cash	415	0.00004%
Swap	29/01/2035		Cash	400	0.00004%
Swap	08/01/2035		Cash	395	0.00004%
Swap	29/01/2035		Cash	380	0.00004%
Swap	27/05/2025		Cash	320	0.00003%
Swap	08/01/2035		Cash	290	0.00003%
Swap	27/05/2025		Cash	260	0.00002%
Swap	29/01/2035		Cash	250	0.00002%
Swap	08/01/2035		Cash	180	0.00002%
Swap	16/01/2035		Cash	132	0.00001%
Swap	08/01/2035		Cash	125	0.00001%
Swap	27/05/2025		Cash	90	0.00001%
Swap	27/05/2025		Cash	85	0.00001%
Swap	27/05/2025		Cash	60	0.00001%
Swap	27/05/2025		Cash	60	0.00001%
			SUBTOTAL B.2	22,989,072	2.14%

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii

[X] Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

The Goldman Sachs Group, Inc.
Folio Financial, Inc.
Folio Investments, Inc.

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
GSAMI Holdings I Ltd
GSAMI Holdings II Ltd
Goldman Sachs Asset Management International Holdings Ltd
Goldman Sachs Asset Management International

The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date]

12. Additional informationxvi:
Please note, the total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.
General email contact: gs-rrc-emea-position-enquiries@gs.com

Done at Warsaw on 28/02/2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 February, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary